UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ABS-15G ASSET-BACKED
SECURITIZER REPORT PURSUANT TO
SECTION 15G OF THE SECURITIES
EXCHANGE ACT OF 1934

Check the appropriate box to indicate the filing obligation to which this form is intended to satisfy:

__X__ Rule 15Ga-1 under the Exchange Act (17 CFR 240.15Ga-1) for the reporting period

　　　January 1, 2016　　　 to March 31, 2016

　　　Date of Report (Date of earliest event reported) February 17, 2016

　　　Commission File Number of securitizer: _____

　　　Central Index Key Number of securitizer: _0000855909_____

　　　Name and telephone number, including area code, of the person to contact in connection with this filing.

　　　__Eric Chapin　　612-305-2569_____

Indicate by check mark whether the securitizer has no activity to report for the initial period pursuant to Rule 15Ga-1(c)(1) [　]

Indicate by check mark whether the securitizer has no activity to report for the quarterly period pursuant to Rule 15Ga-1(c)(2)(i) [1] [X]

Indicate by check mark whether the securitizer has no activity to report for the annual period pursuant to Rule 15Ga-1(c)(2)(ii) [　]

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[1] Securitizer is filing this Form ABS-15G in respect of all asset-backed securities sponsored by it and outstanding during the reporting period.

INFORMATION TO BE INCLUDED IN THE REPORT

REPRESENTATION AND WARRANTY INFORMATION

Item 1.01 Initial Filing of Rule 15Ga-1 Representations and Warranties Disclosure

N/A

Item 1.02 Periodic Filing of Rule 15Ga-1 Representations and Warranties Disclosure

Securitizer has no activity to report for the quarterly period pursuant to Rule 15Ga-1(c)(2)(i).

Item 1.03 Notice of Termination of Duty to File Reports under Rule 15Ga-1

N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the reporting entity has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Community Reinvestment Fund, Inc._____ (Securitizer)

Date   May 13, 2016_____

_____(Signature)

By: Jennifer Anderson
Title: Senior Vice President and Chief Financial Officer